EMX Royalty Corporation
Consolidated Financial Statements

Year Ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
EMX Royalty Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of EMX Royalty Corporation (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income (loss) and comprehensive loss, cash flows, and shareholders’ equity for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“COSO”) and our report dated March 21, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of Impairment Indicators or Recoverable Amount of Royalty and Other Property Interests, and of Investment in Associated Entity
As described in Notes 2, 6 and 7 to the financial statements, the amount of the Company’s investment in associated entity was $58.8 million and royalty and other property interests was $48.1 million as of December 31, 2023. Management assesses whether any indication of impairment exists at the end of each reporting period for each royalty or other property interest and for the investment in associated entity, including assessing whether there are observable indications that the asset’s value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource information, and geological exploration data, which indicates production from royalty interests, or other property interests may not be recoverable.
The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty and other property interests and for the investment in associated entity is a critical audit matter includes significant judgments by management in assessing whether there were indicators of impairment, including among other items, evaluation of future commodity pricing, discount rates, ore recovery rates, performance projections of underlying mining operations, and publicly available data on exploration results on non-producing properties. There is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:
•evaluating the reasonableness of management’s assessment of indicators of impairment for significant royalty and other property interests, and investment in associated entity;
•evaluation of future commodity pricing;
•assessing fair value model with the assistance of a fair value specialist with respect to the Gediktepe royalty asset estimate of recoverable amount;
•evaluation of the current, past and projected performance of the underlying mining operations; and
•review of publicly available exploration results on non-producing properties.
We have served as the Company’s auditor since 2002.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 21, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of
EMX Royalty Corporation
Opinion on Internal Control Over Financial Reporting
We have audited EMX Royalty Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated statements of income (loss) and comprehensive loss, cash flows, and shareholders’ equity for the years ended December 31, 2023 and 2022, and the related notes and our report dated March 21, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 40-F. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 21, 2024

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s)
Consolidated Statements of Financial Position

		As at December 31,
	2023	2022

Assets

Cash and cash equivalents (Note 3)	$20,677	$16,838
Investments (Note 4)	6,628	10,409
Trade receivables and other assets (Note 5)	7,743	11,574
Total current assets	35,048	38,821

Restricted cash	144	144
Investments (Note 4)	3,940	4,152
Trade receivables and other assets (Note 5)	11,207	12,522
Investment in associated entity (Note 6)	58,827	58,189
Royalty and other property interests (Note 7)	48,099	53,425
Property and equipment	853	1,188
Deferred financing charges	450	389
Total non-current assets	123,520	130,009

Total Assets	$158,568	$168,830

Liabilities

Accounts payable and accrued liabilities	$2,818	$2,340
Advances from joint venture partners (Note 8)	994	1,703
Derivative liabilities (Note 9)	754	-
Loans payable (Note 10)	32,752	3,216
Total current liabilities	37,318	7,259

Loan payable (Note 10)	-	37,273
Deferred income tax liability (Note 11)	815	1,097
Total non-current liabilities	815	38,370

Total Liabilities	38,133	45,629

Shareholders' Equity

Capital stock (Note 12)	160,913	193,006
Reserves	18,620	11,753
Deficit	(59,098)	(81,558)
Total Shareholders' Equity	120,435	123,201

Total Liabilities and Shareholders' Equity	$158,568	$168,830
Nature of operations and going concern (Note 1)
Event subsequent to the reporting date (Note 22)

Approved on behalf of the Board of Directors on March 21, 2024

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s), except per share amounts)
Consolidated Statements of Income (loss) and Comprehensive loss

	For the year ended December 31,
	2023	2022

Revenue and Other Income (Note 13)	$26,621	$18,277

Costs and Expenses
General and administrative (Note 14)	5,606	6,149
Royalty generation and project evaluation, net (Note 15)	11,245	8,636
Depletion, depreciation, and direct royalty taxes (Note 7)	5,246	5,803
Share-based payments (Note 16)	1,577	2,550
	23,674	23,138

Income (loss) from operations	2,947	(4,861)

Loss on revaluation of investments	(1,732)	(3,757)
Loss on sale of marketable securities	(73)	(350)
Gain on revaluation of derivative liabilities (Note 9)	551	-
Equity income from investment in associated entity (Note 6)	4,134	2,890
Foreign exchange gain (loss)	(1,010)	2,061
Gain (loss) on debt modification (Note 10)	(314)	4,005
Gain (loss) on revaluation and provisioning of receivables	(2,735)	255
Finance expense (Note 10)	(5,091)	(5,247)
Settlement gain, net (Note 7)	-	18,825
Impairment charges (Note 7)	(70)	(5,526)

Income (loss) before income taxes	(3,393)	8,295

Deferred income tax recovery (expense) (Note 11)	282	(4,175)
Income tax expense (Note 11)	(1,522)	(771)

Income (loss) for the year	$(4,633)	$3,349

Other comprehensive loss

Currency translation adjustment	$-	$(5,930)

Comprehensive loss for the year	$(4,633)	$(2,581)

Basic earnings (loss) per share (Note 18)	$(0.04)	$0.03
Diluted earnings (loss) per share (Note 18)	$(0.04)	$0.03

Weighted average number of common shares outstanding - basic (Note 18)	111,154,405	108,761,894
Weighted average number of common shares outstanding - diluted (Note 18)	111,154,405	109,856,646

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s)
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2023	2022

Cash flows from operating activities
Income (loss) for the year	$(4,633)	$3,349
Items not affecting operating activities:
Interest income	(1,549)	(1,773)
Effect of exchange rate changes on cash and cash equivalents	(70)	579
Items not affecting cash:
Loss on revaluation of investments	1,732	3,757
Equity income from investment in associate (Note 6)	(4,134)	(2,890)
Share-based payments (Note 16)	2,068	3,429
Loss (gain) on debt modification and provisioning of receivables (Note 5 and 10 )	3,049	(4,260)
Deferred income tax expense (recovery) (Note 11)	(282)	4,175
Depletion and depreciation (Note 7)	5,220	5,784
Finance expense (Note 10)	5,091	5,247
Impairment charges (Note 7)	70	5,526
Shares received pursuant to property agreements	(2,526)	(947)
Other non-cash movements (Note 21)	(1,575)	(2,274)

Changes in non-cash working capital items (Note 21)	4,598	(3,215)
Total cash provided by operating activities	7,059	16,487

Cash flows from investing activities
Dividends and other distributions (Note 6)	7,225	5,441
Loan receivable (Note 17)	(750)	-
Proceeds from loan repayment (Note 17)	500	2,544
Acquisition of royalty and other property interests, net	-	(484)
Purchase of investment in associated entity (Note 6)	(3,517)	(25,742)
Sale (purchases) of fair value through profit and loss investments, net	4,921	(1,912)
Other movements (Note 21)	448	176
Total cash provided by (used in) investing activities	8,827	(19,977)

Cash flows from financing activities
Loan repayments (Note 10)	(13,142)	(11,486)
Proceeds from private placement	-	10,000
Share issue costs	-	(39)
Proceeds from exercise of options and settlement of RSUs, net	1,085	1,037
Deferred financing costs	(60)	(38)
Total cash used in financing activities	(12,117)	(526)

Effect of exchange rate changes on cash and cash equivalents	70	(579)

Change in cash and cash equivalents	3,839	(4,595)
Cash and cash equivalents, beginning	16,838	21,433

Cash and cash equivalents, ending	$20,677	$16,838

Supplemental disclosure with respect to cash flows (Note 21)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Expressed in U.S. Dollars ($000s), except per share amounts
Consolidated Statements of Shareholders' Equity

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2021 - Restated (Note 2b)	105,359,211	$181,857	$17,804	$(88,783)	$110,878
Shares issued for royalty and property acquisitions	211,795	477	-	-	477
Shares issued for private placements	3,812,121	8,670	1,330	-	10,000
Share issue costs	-	(39)	-	-	(39)
Shares issued for exercise of stock options	1,110,000	1,639	(602)	-	1,037
RSUs issued	171,063	402	(402)	-	-
Share-based payments	-	-	3,429	-	3,429
Foreign currency translation adjustment	-	-	(5,930)	-	(5,930)
Effect of functional currency change	-	-	(3,876)	3,876	-
Income for the year	-	-	-	3,349	3,349

Balance as at December 31, 2022	110,664,190	$193,006	$11,753	$(81,558)	$123,201
Shares issued for exercise of stock options	1,314,000	2,037	(754)	-	1,283
RSUs issued	255,850	1,001	(1,199)	-	(198)
Share-based payments	-	-	2,068	-	2,068
Reclass of warrants to derivative liability	-	-	(1,286)	-	(1,286)
Effect of functional currency change	-	(35,131)	8,038	27,093	-
Loss for the year	-	-	-	(4,633)	(4,633)

Balance as at December 31, 2023	112,234,040	$160,913	$18,620	$(59,098)	$120,435

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 1 - Nature of Operations and Going Concern
EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Türkiye, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.
These consolidated financial statements have been prepared using IFRS Accounting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at December 31, 2023, the Company had a working capital deficit of $2,270 (December 31, 2022 - working capital of $31,562). The Company’s ability to continue as a going concern is dependent on its ability to generate profitable earnings, receive continued financial support from strategic shareholders, complete additional financing and/or refinance its existing debt. The Company expects to continue raising funds through the issuance of equity and/or obtaining new debt or refinancing the existing senior secured credit facility and is currently evaluating various financing opportunities. While the Company has been successful in obtaining financing to date, there can be no assurances that future equity financing, debt or debt refinancing alternatives will be available on acceptable terms to the Company or at all. As a result, material uncertainty exists that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.
Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.
These consolidated financial statements of the Company are presented in United States Dollars ("USD" or "US$") unless otherwise noted.

Note 2 - Statement of Compliance and Summary of Material Accounting Policies
Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").
These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Reclassification
Certain comparative figures have been reclassified to conform to the current year presentation.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
Summary of Material Accounting Policies
(a)Basis of consolidation
The consolidated financial statements comprise the accounts of EMX Royalty Corporation, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.
(i)Subsidiaries
Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.
The Company's principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Türkiye	100%
Eurasian Royalty Madencilik Anonim Sirketi	Türkiye	100%
EMX Morocco Corp.	Morocco	100%
EMX Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EMX Finland OY	Finland	100%
EMX Norwegian Services AS	Norway	100%
EMX Chile SpA	Chile	100%
Minera Tercero SpA	Chile	50%
(b)Functional and presentation currency
The functional currency is the currency of the primary economic environment in which the entity operates. On January 1, 2023, the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events and conditions. As a result of this reassessment, the Company changed, to US dollar, the functional currency of all entities that were previously Canadian dollar functional currency as at December 31, 2022. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The change in functional currency was accounted for on a prospective basis, with no impact on prior year comparative information.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(i)Translation of transactions and balances
Non-monetary foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
On translation of the entities whose functional currency is other than the US dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.
Effective December 31, 2022, the Company elected to change its presentation currency from the Canadian dollar ("CAD" or "C$") to USD. The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded precious metals royalty and streaming companies. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company's presentation currency.
(c)Revenue recognition
Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty interest is a performance obligation. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.
Revenue recognition for royalty interests occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.
(d)Financial instruments
The Company's financial instruments consist of cash and cash equivalents, restricted cash, current and non-current investments, trade receivables, reclamation bonds, accounts payable and accrued liabilities, advances from joint venture partners, derivative liabilities and loans payable. All financial instruments are initially recorded at fair value and designated as follows:
Cash and cash equivalents, restricted cash, trade receivables, loan receivable, reclamation bonds and certain investments are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, advances from joint venture partners and loans payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.
Derivative liabilities and investments in common shares and warrants are classified as fair value through profit or loss ("FVTPL"). These common shares and warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss under the classification of change in fair value of fair value through profit or loss assets.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as amortized cost are recognized at their fair value amount and offset against the related asset or liability. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire.
Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.
(e)Impairment of financial assets
The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost, including certain private company investments. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.
(f)Investments in associated entities
The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received.
The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events have an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:
•Significant financial difficulty of the associated companies;
•Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
•National or local economic conditions that correlate with defaults of the associated companies.
(g)Other property interests and royalty generation expenditures
Acquisition costs for property interests, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for property interests pursuant to the terms of the agreement. Royalty generation expenditures, net of recoveries, are charged to profit or loss as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.
When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management's estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.
A property interest acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assure

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(h)Royalty interests
Royalty interests consist of acquired royalty interests pursuant to purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.
On acquisition of a royalty interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.
Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.
(i)Property and equipment
Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straight line method. Equipment is depreciated using a 5 year straight line method or by using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.
(j)Decommissioning liabilities
Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.
(k)Environmental disturbance restoration
During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets' carrying value.
(l)Impairment of assets
Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units each period to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(m)Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.
(n)Share-based payments
Share-based payments include option granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options is accrued and charged to profit or loss, with the offsetting credit to share based payment reserve for options over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to capital stock. Option based compensation awards are calculated using the Black-Scholes option pricing model.
The Company has granted certain employees and non-employees restricted share units ("RSUs") to be settled in shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as reserves. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.
(o)Income taxes
Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(p)Income (loss) per share
The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
Existing stock options and share purchase warrants are not included in the earnings (loss) per share computation of diluted earnings (loss) per share if inclusion would be anti-dilutive. For the years in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.
(q)Valuation of equity units issued in private placements
The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.
The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted price on the day prior to the issuance date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.
(r)Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.
Critical Accounting Judgments and Significant Estimates and Uncertainties
The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.
The Company has identified the following significant judgments, and estimates where assumptions made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.
(a)Going Concern
When making the going concern assessment, management takes into consideration the existing and anticipated effects of the current macroeconomic and geopolitical uncertainties on the Company’s activities. These effects may result in material uncertainties that cast doubt on the Company’s ability to operate as a going concern. In assessing whether the going concern assumption is appropriate, management consider all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(b)Royalty interests and related depletion
In accordance with the Company's accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), reserves and discount rates. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.
The Company’s revenue generating royalty interests are depleted using the unit of production method over the estimated life of the related mineral property. The estimated life of the related mineral property requires the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.
(c)Other property interests
Recorded costs of other property interests are not intended to reflect present or future values of other property interests. Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property interests. Internal sources of information that management considers include the manner in which other property interests are being used or are expected to be used and indications of economic performance of the assets. The recorded costs are therefore subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.
(d)Taxation
The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position and their related measurement.
Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.
These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 2 - Statement of Compliance and Summary of Material Accounting Policies (continued)
(e)Valuation of investments in private entities
The Company values its investments in private entities at either amortized cost or fair value at each reporting date. Private company investments measured at amortized cost are assessed for expected credit losses at each reporting period. When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third party investments, but where this is not feasible, a degree of judgement is required in establishing fair value. Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:
(i)Functional Currencies
The functional currency of each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.
(ii)Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments
Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.
New Accounting Policies
Certain pronouncements have been issued by the International Accounting Standards Board or the International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2024. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these material accounting policies.

Note 3 - Cash and Cash Equivalents
At December 31, 2023 and 2022, the Company classified had the following cash and cash equivalents:

	As at December 31,
	2023	2022
Cash	$20,100	$15,508
Demand deposits	577	1,330
Total cash and cash equivalents	$20,677	$16,838
The Company had demand deposits of $577 (December 31, 2022 - $1,330) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing property agreements.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 4 - Investments
At December 31, 2023 and 2022, the Company had the following investments:

		As at December 31,
	2023	2022
Marketable securities	$4,001	$9,966
Warrants	195	4
Private company investments	6,372	4,591
Total Investments	10,568	14,561
Less: current portion	(6,628)	(10,409)
Non-current portion	$3,940	$4,152
The Company also receives investments as proceeds related to various property agreements and may sell its holdings to the market where appropriate. During the year ended December 31, 2023 the Company realized $5,174 (2022 - $1,013) in proceeds from sales of investments.

Note 5 - Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at December 31, 2023 and 2022, trade receivables and other assets were as follows:

		As at December 31,
	2023	2022
Royalty revenue receivable	$4,028	$1,034
Refundable taxes	1,093	1,017
Turkish VAT recoverable	-	3,567
Recoverable royalty generation expenditures and advances	894	911
Deferred compensation	11,572	12,216
Milestone payments receivable	-	4,000
Reclamation bonds	295	472
Prepaid expenses, deposits and other	1,068	879
Total receivables and other assets	18,950	24,096
Less: current portion	(7,743)	(11,574)
Non-current portion	$11,207	$12,522
Non-current trade receivables and other assets are comprised of VAT, the deferred payments from Aftermath Silver Ltd. ("Aftermath"), AbraSilver Resource Corp. ("AbraSilver") and Scout Discoveries Corp. ("Scout") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 5 - Trade Receivables and Other Assets (continued)
The following table summarizes the changes in deferred compensation receivable during the years ended December 31, 2023 and 2022:

	Aftermath	Abrasilver	Scout	Total
Balance as at December 31, 2021	$6,412	$4,700	$-	$11,112
Gain on receivable modification	255	-	-	255
Interest accretion	696	553	-	1,249
Amount received	(400)	-	-	(400)
Balance as at December 31, 2022	6,963	5,253	-	12,216
Consideration for sale of Scout Drilling LLC	-	-	621	621
Loss on receivable modification	(2)	-	-	(2)
Interest accretion	581	617	89	1,287
Amount received	(2,500)	-	(50)	(2,550)
Balance as at December 31, 2023	5,042	5,870	660	11,572
Less: current portion	-	-	(640)	(640)
Non-current portion	$5,042	$5,870	$20	$10,932
On May 31, 2023, six months earlier than scheduled, the Company received $2,500 from Aftermath. On July 12, 2023, the Company entered into an agreement to amend the terms of the deferred payments with Aftermath. Under the terms of the amendment, the Company agreed to extend the due date of the next scheduled payment of $3,000 from November 30, 2024 to May 15, 2025.
On July 31, 2023, the Company completed the sale of its subsidiary Scout Drilling LLC, in conjunction with the sale of certain mineral properties, to Scout for the following consideration:
•Equity ownership in Scout totaling 19.9% with anti-dilution rights up to $5,000 in total capital raised.
•24 monthly payments of $10 commencing on August 1, 2023.
•Payment of $500 due on July 31, 2024.
•Payment of $1,000 less the amount paid in monthly payments due on July 31, 2025 for a total consideration of $1,500 for Scout Drilling LLC.
•Scout can purchase Scout Drilling LLC for a total of $1,100 if paid within the first year.
•Annual advanced royalty ("AARs") payment of $10 per mineral property, which escalates by $10 each year. The total amount of AARs, per mineral property, is capped at $75 per year.
As a result of the sale of Scout Drilling LLC, the Company has recognized a deferred compensation balance of $621.

As at December 31, 2023 the Company recognized a provision of $2,464 against the remaining VAT balance paid in connection with acquisition of the Gediktepe royalty.
As at December 31, 2023, the Company has no material reclamation obligations. Once reclamation of the properties is complete, the bonds will be returned to the Company.
The carrying amounts of the Company's trade receivables and other assets are predominantly denominated in US Dollars. There are no other currencies with which the carrying amounts are material.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 6 - Investment in Associated Entity
Caserones
In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for $34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Tercero, with Elemental Altus Royalties Corp. (formerly Altus Strategies Plc) which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.
Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for $68,200. Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 10) to finance its portion of the purchase price. SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest in Tercero provides EMX with the right to an effective 0.418% royalty interest.
During the year ended December 31, 2022, the Company increased its effective NSR to 0.7335% by acquiring an additional 16.23% interest in SLM California for $25,742 through its wholly-owned subsidiary EMX Chile SpA.
During the year ended December 31, 2023, the Company increased its effective NSR to 0.7775% by acquiring an additional 2.26% interest in SLM California for $3,517 through its wholly-owned subsidiary EMX Chile SpA.
Subsequent to year end, the Company increased its effective NSR to 0.8306% by acquiring an additional 2.737% interest in SLM California for $4,742 pursuant to an agreement with Franco Nevada, through its wholly-owned subsidiary EMX Chile SpA.
The Company through its Tercero and EMX Chile SpA combined interests does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.
The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

		For the year ended December 31,
	2023	2022
Opening Balance	$58,189	$34,781
Capital Investment	3,517	25,742
Company's share of net income of associated entity	4,134	2,890
Distributions	(7,013)	(5,224)
Ending Balance	$58,827	$58,189
Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

		For the year ended December 31,
	2023	2022
Royalty Revenue	$26,024	$18,887
Net income	10,338	7,660
The Company's ownership %	40.0	37.7
Company's share of net income of SLM California	$4,134	$2,890

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 6 - Investment in Associated Entity (continued)
Income generated from the Company’s investment in SLM California is included in equity income from an investment in an associated entity. During the year ended December 31, 2023, the Company’s share of the royalty revenue in SLM California totaled $10,407 (2022 – $7,120).

		For the year ended December 31,
	2023	2022
Current assets	$11,252	$9,187
Non-current assets	-	-
Total liabilities	(6,709)	(5,298)
Net assets	4,543	3,889
The Company's ownership %	40.0	37.7
Acquisition fair value and other adjustments	57,010	56,722
Carrying amount of investment in associated entity	$58,827	$58,189

Note 7 - Royalty and Other Property Interests
As at and for the year ended December 31, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	December 31, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$34,528	$-	$(4,627)	$-	$-	$29,901	$43,746	$(13,845)
Leeville	USA	4,546	-	(405)	-	-	4,141	38,869	(34,728)
Diablillos	Argentina	6,582	-	-	-	-	6,582	7,224	(642)
Berenguela	Peru	1,828	-	-	-	-	1,828	2,006	(178)
Revelo Portfolio	Chile	1,137	(709)	-	(27)	-	401	453	(52)
Tartan Lake	Canada	914	-	-	-	-	914	1,003	(89)
Timok	Serbia	148	-	(7)	-	-	141	195	(54)
Other*	Various	2,008	300	-	-	-	2,308	2,381	(73)
		51,691	(409)	(5,039)	(27)	-	46,216	95,877	(49,661)
Other Property Interests
Perry Portfolio	Canada	741	(200)	-	(43)	-	498	2,199	(1,701)
Revelo Portfolio	Chile	-	709	-	-	-	709	709	-
Other*	Various	993	(317)	-	-	-	676	3,324	(2,648)
		1,734	192	-	(43)	-	1,883	6,232	(4,349)
Total		$53,425	$(217)	$(5,039)	$(70)	$-	$48,099	$102,109	$(54,010)
* Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
** Includes previously recognized recoveries, impairment charges and translation adjustments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 7 - Royalty and Other Property Interests (continued)
As at and for the year ended December 31, 2022:

	Country	December 31, 2021	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	December 31, 2022	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$43,746	$-	$(3,770)	$(5,448)	$-	$34,528	$43,746	$(9,218)
Leeville	USA	6,413	-	(1,867)	-	-	4,546	38,869	(34,323)
Diablillos	Argentina	7,018	-	-	-	(436)	6,582	7,224	(642)
Berenguela	Peru	1,949	-	-	-	(121)	1,828	2,006	(178)
Revelo Portfolio	Chile	1,326	-	-	(25)	(164)	1,137	1,162	(25)
Tartan Lake	Canada	975	-	-	-	(61)	914	1,003	(89)
Timok	Serbia	195	-	-	-	(47)	148	195	(47)
Other*	Various	1,576	484	-	-	(52)	2,008	2,081	(73)
		63,198	484	(5,637)	(5,473)	(881)	51,691	96,286	(44,595)
Other Property Interests
Perry Portfolio	Canada	1,321	(446)	-	(53)	(81)	741	2,199	(1,458)
Other*	Various	1,129	(67)	-	-	(69)	993	3,624	(2,631)
		2,450	(513)	-	(53)	(150)	1,734	5,823	(4,089)
Total		$65,648	$(29)	$(5,637)	$(5,526)	$(1,031)	$53,425	$102,109	$(48,684)
* Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
** Includes previously recognized recoveries, impairment charges and translation adjustments.
Royalty Interests
Timok Royalty
EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. On September 1, 2023 the Company executed an amended and restated royalty agreement for its Timok Royalty property with Zinjin Mining Group Ltd ("Zijin"). The Company and Zijin agreed that the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced.
Gediktepe Royalty
The Company holds two royalties at Gediktepe in Türkiye, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of the production of 10,000 gold-equivalent oxide ounces, a $4,000 milestone payment was earned in 2022 and received in 2023.
Leeville Royalty
The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville Mine incurs a 5% direct gold tax.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 7 - Royalty and Other Property Interests (continued)
During the year ended December 31, 2022, through its wholly-owned subsidiary, Bullion, the Company reached a settlement with Barrick Gold Corporation (“Barrick”) and Barrick affiliates and subsidiaries (“Barrick Entities”) with respect to Bullion’s claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin trend, Nevada. Pursuant to the settlement, Barrick paid Bullion $25,000. Of the $25,000 settlement, $6,175 was paid as a fee to Bullion’s lawyers resulting in net proceeds received of $18,825.
Balya Royalty
The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Türkiye from Dedeman Madencilik San. Ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.
Gold Bar South Royalty
The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.
Impairment of Non-Current Assets
The Company’s accounting policy for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.
Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews operator reserve and resource estimates, expected long term commodity prices to be realized, foreign exchange, interest rates and other relevant information received from the operators that indicate production from royalty interests may be significantly reduced in the future.
During the year ended December 31, 2022, the Company re-evaluated the carrying value of the Gediktepe royalty after review of oxide production to date and the potential for delays relating to sulfide production, combined with revisions to metals pricing and Turkish royalty rates. As a result of this review, the Company recorded an impairment charge of $5,448, which was determined using a discounted cash flow model estimating the fair value less costs of disposal over a 15 years mine life using long term gold and copper prices of $1,641/oz and $3.61/lb discounted at rates of 5% and 8% respectively. In isolation, a 10% change in the long-term prices of gold and copper could result in a difference in the recoverable amount of $1,027, while a 10% increase in the respective discount rates would result in a reduction of the recoverable amount of $1,125.

Note 8 - Advances from Joint Venture Partners
Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. As at December 31, 2023 and 2022, the Company's advances from joint venture partners consist of the following:

		As at December 31,
	2023	2022
U.S.A.	$975	$1,670
Sweden and Norway	19	33
Total	$994	$1,703

Note 9 - Derivative Liabilities
As a result of the functional currency change of the Company's reporting entity from Canadian dollars to US dollars on January 1, 2023, the Company reclassified $1,286 of reserves related to warrants previously issued and priced in Canadian dollars, as a derivative liability. Upon reclassification, the Company recognized a loss of $589 on the revaluation of derivative liabilities.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	24

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 9 - Derivative Liabilities (continued)
As at December 31, 2023, the fair value of derivative liabilities was $754 (2022 - $Nil). During the year ended December 31, 2023, the Company recognized a gain of $551 (2022 - $Nil) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	As at December 31,
	2023	2022
Risk free interest rate (%)	3.67	N/A
Expected life (years)	3.29	N/A
Expected volatility (%)	42.80	N/A
Dividend yield (%)	-	N/A
During the years ended December 31, 2023 and 2022, the change in warrants outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2021	3,399,280	$3.98
Issued	3,812,121	4.45
Expired	(149,282)	3.50
Balance as at December 31, 2022	7,062,119	4.47
Expired	(3,249,998)	4.50
Balance as at December 31, 2023	3,812,121	$4.45
The following table summarizes information about the warrants which were outstanding as at December 31, 2023:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
April 14, 2022	3,812,121	3,812,121	$4.45	April 14, 2027
Total	3,812,121	3,812,121

Note 10 - Loan Payable
Sprott Credit Facility
In August 2021, the Company entered into a credit facility with Sprott Resource Lending Corp. (the "Sprott Credit Facility") for $44,000 with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly. In connection with the Sprott Credit Facility, EMX paid cash fees of $795 as an origination discount, and issued 450,730 common shares valued at $1,239 or $2.74 (C$3.46) per share. The Company is required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.
During the year ended December 31, 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024. As a result of the modification of the Sprott Credit Facility, on January 24, 2022, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the original effective interest rate, with an adjustment to profit or loss. The fee incurred as part of the modification payable to the lender is considered to be part of the gain or loss on modification. As a result, the Company recognized a gain on modification of $4,005 and a revised effective interest rate of 12.39%.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	25

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 10 - Loan Payable (continued)
In December 2023, the Company made an early repayment of $10,000 towards the Sprott Credit Facility leaving principle of $34,660 of remaining. As a result of the repayment of the Sprott Credit Facility, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the revised effective interest rate from the initial debt modification in 2022, with an adjustment to profit or loss. As a result, the Company recognized a loss on modification of $314 and a revised effective interest rate of 12.98%.
During the year ended December 31, 2023, the Company recognized an interest expense of $5,091 (2022 - $4,927) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses and other. Interest paid on the Sprott facility totaled $3,142 (2022 - $3,167) (Note 21).
SSR VTB Note
In October 2021, as part of the purchase of the SSR Mining royalty portfolio, the Company entered into a vendor take-back ("VTB") financing for up to $8,000 which bore interest at 10% per annum for the first 180 days, and would increase to 13% per annum thereafter. The VTB Note had a maturity date of December 31, 2022. The VTB Note is unsecured and subordinated to the Sprott Credit Facility. Upon closing of the acquisition, the Company drew upon the financing and issued a note payable to SSR Mining in the amount of $7,848.
Subsequent to the amended agreement with Sprott, the Company entered into an amendment to the postponement agreement with Sprott and SSR Mining to permit the prepayment of the VTB Note prior to the repayment of the Sprott Credit Facility, provided that no event of default has occurred or is continuing under the Sprott Credit Facility. During year ended December 31, 2022, the Company repaid the VTB Note in full.
The following table summarizes the Company's loans payable as at December 31, 2023 and changes during the year then ended:

	Sprott Facility	SSR VTB Note	Total
Balance as at December 31, 2021	$42,734	$7,999	$50,733
Gain on debt modification	(4,005)	-	(4,005)
Interest accretion	4,927	320	5,247
Repayments	(3,167)	(8,319)	(11,486)
Balance as at December 31, 2022	40,489	-	40,489
Loss on debt modification	314	-	314
Interest accretion	5,091	-	5,091
Repayments	(13,142)	-	(13,142)
Balance as at December 31, 2023	$32,752	$-	$32,752

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	26

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 11 - Income Taxes
Deferred Income Tax Liability
The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabilities as follows:

		As at December 31,
	2023	2022
Royalty interest	$(14,162)	$(14,288)
Tax loss carryforwards	12,504	13,120
Other	843	71
Total liability	$(815)	$(1,097)
As at December 31, 2023 and 2022, no deferred tax assets recognized on the following temporary differences as it was not probable that sufficient future taxable profit will be available to realize such assets:

		As at December 31,
	2023	2022	Expiry Date Range
Tax loss carryforwards	$12,024	$30,577	2026-2043
Exploration and evaluation assets	11,733	2,017	No expiry
Other	24,070	18,693	No expiry
Income Tax Expense

	For the year ended December 31,
	2023	2022
Current tax expense	$1,522	$771
Deferred tax expense (recovery)	(282)	4,175
Total	$1,240	$4,946
The provision for income taxes differs from the amount calculated using Canadian federal and provincial statutory income tax rates is as follows:

		For the year ended December 31,
	2023	2022
Net income (loss) before taxes	$(3,393)	$8,295
Statutory tax rate (%)	27	27
Expected income tax (recovery)	$(916)	$2,240
Impact of inflationary adjustments	(5,393)	-
Non-deductible expenses arising from thin-capitalization	4,181	-
Differences in foreign statutory tax rates	975	(1,411)
Permanent differences	895	1,608
Change in unrecognized deductible temporary differences and other	1,289	2,383
Withholding taxes	244	167
Foreign exchange	(35)	(41)
Total	$1,240	$4,946

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	27

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 11 - Income Taxes (continued)
On December 31, 2023, legislative changes became effective in Türkiye for hyperinflation tax accounting for the year ended December 31, 2023.
The Company operates in multiple jurisdictions with complex tax laws and regulations which are evolving over time. The Company has taken certain tax positions in its tax filings and these filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax may differ significantly from that estimated and recorded by management.

Note 12 - Shareholders' Equity
Authorized
As at December 31, 2023, the authorized share capital of the Company was an unlimited number of common shares without par value.
Common Shares
During the year ended December 31, 2023, the Company:
•Issued 1,314,000 common shares for gross proceeds of $1,283 pursuant to the exercise of stock options.
•Issued 255,850 common shares with a value of $1,001 pursuant to a restricted share unit plan with executives and management of the Company.
During the year ended December 31, 2022, the Company:
•Issued 211,795 common shares valued at $477 related to the Oijärvi acquisition agreement.
•Issued 3,812,121 units pursuant to a private placement for gross proceeds of $10,000. Each unit consisted of one common share of the Company and one warrant which entitles the holder to purchase one common share of the Company for a period of 5 years at an exercise price of C$4.45. Using the residual value method with respect to the measurement of shares and warrants issued as private placement units, $1,330 was allocated to the value of the warrant component. In consideration for arranging the private placement, the Company paid share issue costs of $39 in cash.
•Issued 1,110,000 common shares for gross proceeds of $1,037 pursuant to the exercise of stock options.
•Issued 171,063 common shares with a value of $402 pursuant to a restricted share unit plan with executives and management of the Company.
Stock Options
The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	28

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 12 - Shareholders' Equity (continued)
During the years ended December 31, 2023 and 2022, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2021	7,108,500	$2.33
Granted	1,970,500	2.55
Exercised	(1,110,000)	1.22
Forfeited	(120,000)	3.07
Balance as at December 31, 2022	7,849,000	$2.53
Granted	1,464,000	2.55
Exercised	(1,314,000)	1.31
Forfeited	(164,500)	3.29
Balance as at December 31, 2023	7,834,500	$2.72
The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2023:

Date Granted	Number of Options	Exercisable	Exercise Price (C$)	Expiry Date
June 6, 2019	1,315,000	1,315,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,387,500	1,387,500	2.62	June 10, 2025
October 5, 2020	19,000	19,000	3.50	October 5, 2025
May 6, 2021	1,147,500	1,147,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022*	1,755,500	1,755,500	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	11,000	11,000	2.45	July 20, 2027
September 11, 2023*	1,464,000	1,440,000	2.55	September 11, 2028

Balance as at December 31, 2023	7,834,500	7,810,500
*Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.
The weighted average remaining useful life of exercisable stock options is 2.54 years (December 31, 2022 - 2.64 years).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	29

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 12 - Shareholders' Equity (continued)
The weighted average fair value of the stock options granted during the year ended December 31, 2023 was C$1.15 (2022 - C$1.16) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

		As at December 31,
	2023	2022
Risk free interest rate (%)	3.96	2.76
Expected life (years)	5.0	5.0
Expected volatility (%)	45.6	48.7
Dividend yield (%)	0.0	0.0
Restricted share units
In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.
During the years ended December 31, 2023 and 2022, the change in RSUs outstanding was as follows:

Number
Balance as at December 31, 2021	1,219,500
Vested	(241,750)
Forfeited	(77,750)
Granted	520,000
Balance as at December 31, 2022	1,420,000
Vested	(365,500)
Forfeited	(104,500)
Granted	562,000
Balance as at December 31, 2023	1,512,000
The following table summarizes information about the RSUs which were outstanding at December 31, 2023:

Evaluation Date	December 31, 2022	Granted	Vested	Expired/Cancelled	December 31, 2023
December 31, 2022	430,000	-	(365,500)	(64,500)	-
December 31, 2023	470,000	-	-	(20,000)	450,000
December 31, 2024	520,000	-	-	(20,000)	500,000
December 31, 2025	-	562,000	-	-	562,000
Total	1,420,000	562,000	(365,500)	(104,500)	1,512,000
During the year ended December 31, 2023, based on the achievement of performance as evaluated by the Compensation Committee, 365,500 RSUs with an evaluation date of December 31, 2022 had vested based on preset performance criteria previously established on the grant date. Of the 365,500 RSUs vested, 70% being 255,850 RSUs were paid in shares and the balance was settled in cash. As at December 31, 2023 the RSUs with an evaluation date of December 31, 2023 have not yet been determined to have vested or expired.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	30

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 13 - Revenue
During the years ended December 31, 2023 and 2022, the Company had the following sources of revenue and other income:

	For the year ended December 31,
	2023	2022
Royalty revenue*	$20,287	$6,913
Option and other property income	4,785	9,591
Interest income	1,549	1,773
Total	$26,621	$18,277
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6)
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the year ended December 31, 2023 and 2022 the Company had the following sources of royalty revenue:

		For the year ended December 31,
	2023	2022
Timok	$8,632	$-
Gediktepe	6,694	3,709
Leeville	3,135	2,348
Balya	968	-
Gold Bar South	270	-
Advanced royalty payments	588	856
Total	$20,287	$6,913
On September 12, 2023, as part of the execution of the revised Timok royalty agreement, the Company received $6,676 for royalty revenue owed since the commencement of commercial production up to June 30, 2023.
During the year ended December 31, 2023, the Company earned staged cash payments totaling $654 (2022 - $7,411), milestone payments on producing royalties totaling $Nil (2022 - $4,000) and total equity payments valued at $2,563 (2022 - $947) in connection with property agreements from various partners which has been included in option and other property income within revenue and other income.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	31

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 14 - General and Administrative Expenses
During the years ended December 31, 2023 and 2022, the Company had the following sources of general and administrative expenses:

		For the year ended December 31,
	2023	2022
Salaries, consultants, and benefits	$2,373	$2,439
Professional fees	1,126	1,555
Investor relations and shareholder information	832	848
Transfer agent and filing fees	199	242
Administrative and office	924	895
Travel	152	170
Total	$5,606	$6,149

Note 15 - Royalty Generation and Project Evaluation
During the year ended December 31, 2023, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA*	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation	Total
Administration costs	$270	$361	$600	$1	$9	$68	$1,309
Drilling, technical, and support costs	946	5,705	409	4	257	305	7,626
Personnel	573	2,019	848	74	330	1,588	5,432
Property costs	140	2,018	56	289	68	-	2,571
Professional costs	10	124	94	74	31	439	772
Share-based payments	77	136	55	11	12	200	491
Travel	108	34	81	-	19	200	442
Total Expenditures	2,124	10,397	2,143	453	726	2,800	18,643
Recoveries from partners	(759)	(6,639)	-	-	-	-	(7,398)
Net Expenditures	$1,365	$3,758	$2,143	$453	$726	$2,800	$11,245
*Includes $1,527 in costs related to Scout Drilling LLC which was sold during the year ended December 31, 2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	32

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 15 - Royalty Generation and Project Evaluation (continued)
During the year ended December 31, 2022, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA*	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation	Total
Administration costs	$49	$228	$94	$95	$16	$32	$514
Drilling, technical, and support costs	1,554	4,570	142	19	316	64	6,665
Personnel	601	2,388	510	183	296	1,108	5,086
Professional costs	33	56	101	197	28	404	819
Property costs	569	2,064	1	178	73	-	2,885
Share-based payments	202	297	34	54	16	276	879
Travel	158	28	51	18	46	64	365
Total Expenditures	3,166	9,631	933	744	791	1,948	17,213
Recoveries from partners	(1,782)	(6,787)	-	-	(8)	-	(8,577)
Net Expenditures	$1,384	$2,844	$933	$744	$783	$1,948	$8,636
*Includes $1,379 in costs related to Scout Drilling LLC which was sold during the year ended December 31, 2023.

Note 16 - Share-based Payments
During the year ended December 31, 2023 the Company recorded aggregate share-based payments of $2,068 (2022 - $3,429) as they relate to the fair value of stock options and RSU's vested, and RSU's settled in cash during the year.
Share-based payments for the years ended December 31, 2023 were allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$762	$479	$1,241
RSU's vested	815	12	827
Total	$1,577	$491	$2,068
Share-based payments for the years ended December 31, 2022 were allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$1,020	$737	$1,757
RSUs vested	1,530	142	1,672
Total	$2,550	$879	$3,429

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	33

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 17 - Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2023 was as follows:

	Salary and fees	Share-based Payments	Total
Management	$844	$526	$1,370
Outside directors	624	471	1,095
Seabord Management Corp.*	302	-	302
Total	$1,770	$997	$2,767
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2022 was as follows:

	Salary and fees	Share-based Payments	Total
Management	$868	$882	$1,750
Outside directors	601	741	1,342
Seabord Management Corp.*	285	-	285
Total	$1,754	$1,623	$3,377
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor Chairman receive direct compensation from Seabord.
During the year ended December 31, 2023, the Company advanced $750 to Rawhide Acquisition Holdings ("Rawhide"), a Company which EMX had an equity interest in. Of the total amount advanced, $600 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral. As at December 31, 2023 the Company had received $500 as partial repayment of the loan receivable and wrote off the remaining balance of the loan receivable to $Nil.

Note 18 - Net Income (loss) per Share

	For the year ended December 31,
	2023	2022
Net income (loss)	$(4,633)	$3,349
Weighted average number of common shares outstanding - basic	111,154,405	108,761,894
Dilutive effect of stock options and warrants	-	1,094,752
Weighted average number of common shares outstanding - diluted	111,154,405	109,856,646
Basic earnings (loss) per share	$(0.04)	$0.03
Diluted earnings (loss) per share	$(0.04)	$0.03

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	34

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 19 - Segmented Information
The Company’s business is organized into one single operating segment, consisting of acquiring, managing and generating royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.
Geographic revenues from royalties, option and other property income, and interest income is determined by the location of the operations giving rise to the revenue.
For the year ended December 31, 2023, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$285	$3,509	$16,493	$-	$20,287
Option and other property income	678	2,794	-	1,313	4,785
Interest income	2	112	-	1,435	1,549
Total	$965	$6,415	$16,493	$2,748	$26,621
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6)
For the year ended December 31, 2022, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$317	$2,388	$3,985	$223	$6,913
Option and other property income	1,082	4,339	4,000	170	9,591
Interest income	14	-	2	1,757	1,773
Total	$1,413	$6,727	$7,987	$2,150	$18,277
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6)
As at December 31, 2023, and 2022 the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Total
Royalty and other property interests
As at December 31, 2023	$524	$5,611	$30,041	$9,715	$2,208	$48,099
As at December 31, 2022	$515	$6,026	$34,676	$9,742	$2,466	$53,425
Property and equipment
As at December 31, 2023	$161	$605	$87	$-	$-	$853
As at December 31, 2022	$150	$1,019	$19	$-	$-	$1,188

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	35

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 20 - Risk and Capital Management: Financial Instruments
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at December 31, 2023, the Company had a working capital deficit of $2,270 (December 31, 2022 - working capital of $31,562). The remaining principal amount of $34,660 of the Sprott Credit Facility (Note 10) is due to be repaid by December 31, 2024, which is driving the Company's working capital deficit.
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investments in associated entities. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company has actively been evaluating alternatives to refinance some or all of the debt. As part of this effort the Company will look to refinance its outstanding debt of $34,660.
The Company is not subject to externally imposed capital requirements other than as disclosed in Note 10. There were no change in the Company's approach to capital management for the years presented.
Fair Value
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
(a)Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
(b)Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
(c)Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.
As at December 31, 2023, there were no changes in the levels in comparison to December 31, 2022. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$4,001	$2,385	$-	$6,386
Warrants	-	195	-	195
Total	$4,001	$2,580	$-	$6,581

Liability	Level 1	Level 2	Level 3	Total
Derivative liability	$-	$754	$-	$754
Total	$-	$754	$-	$754
The carrying value of cash and cash equivalents, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loans payable, approximate their fair value because of the short-term nature of these instruments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	36

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 20 - Risk and Capital Management: Financial Instruments (continued)
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in major Canadian and US banks. The Company's exposure with respect to its trade receivables is primarily related to royalty revenue, recoverable taxes, recovery of royalty generation costs, and the sale of assets.
Interest Rate Risk
The Company is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents and restricted cash. Although management believes the interest rate risk is low given the interest rate on the Sprott Credit Facility (Note 10) is fixed. The Company is evaluating various opportunities to refinance the Sprott Credit Facility as it comes due December 31, 2024 which may result in a change in interest rates.
Market Risk
Market risks are the risks that change in market factors, such as publicly traded securities, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.
The Company is exposed to fluctuating values of its marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2023 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $658.
Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and evaluating options for additional resources. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.
As at December 31, 2023, the Company held $35,048 in current assets (2022 – $38,821) and $37,318 in current liabilities (2022 - $7,259). Management continuously monitors and reviews both actual and forecasted cash flows as well as additional financing opportunities in order to settle all current liabilities.
Commodity Risk
The Company's royalty revenues are derived from royalty interests and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	37

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 20 - Risk and Capital Management: Financial Instruments (continued)
Currency Risk
Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable, marketable securities, trade and other receivables, trade and other payables and deferred tax assets and liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2023 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income.
Balances denominated in another currency other than the Canadian dollar held in foreign operations are considered immaterial.

Note 21 - Supplemental Disclosure with Respect to Cash Flows
Changes in non-cash working capital:

		For the year ended December 31,
	2023	2022
Trade receivables and other assets	$4,784	$(3,726)
Accounts payable and accrued liabilities	523	4
Advances from joint venture partners	(709)	507
Total	$4,598	$(3,215)
During the years ended December 31, 2023 and 2022, the Company paid interest and income tax as follows:

		For the year ended December 31,
	2023	2022
Interest paid	$3,142	$3,167
Income taxes paid	581	167
Total	$3,723	$3,334
Other non-cash operating activities:

		For the year ended December 31,
	2023	2022
Gain on revaluation of derivative liabilities	$(551)	$-
Gain on sale of subsidiaries	(734)	-
Loss on disposal of property and equipment	3	-
Realized loss on sale of investments	73	350
Unrealized foreign exchange gain	(366)	(2,624)
Total	$(1,575)	$(2,274)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	38

Notes to the Consolidated Financial Statements
(Expressed in U.S. Dollars ($000s), except where indicated)
Note 21 - Supplemental Disclosure with Respect to Cash Flows (continued)
Other investing activities:

		For the year ended December 31,
	2023	2022
Option payments received	$179	$473
Interest received on cash and cash equivalents	261	40
Purchase and sale of property and equipment, net	(169)	(699)
Reclamation bonds	177	362
Total	$448	$176

Note 22 - Event Subsequent to the Reporting Date
Subsequent to year end, the Company announced the commencement of a Normal Course Issuer Bid ("NCIB"). Under the NCIB, the Company may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	39